

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 301-718-2444

July 1, 2010

Mr. Andrew C. Florance
President and Chief Executive Officer
CoStar Group, Inc.
2 Bethesda Metro Center
10th Floor
Bethesda, Maryland 20814

> **Re:** **CoStar Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-24531**

Dear Mr. Florance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

1.   We note that subscription-based information services represented more than 95% of your total revenues for fiscal 2009. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due from these arrangements, tell us what consideration you gave to disclosing the total amount of the company's backlog (bookings) for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K. In this

regard, we note the statements from your April 11, 2010 earnings transcripts where you indicate the total bookings for the first quarter 2010 was approximately 1.6 million company-wide reflecting the positive impact of an increase in our overall gross sales. Tell us how you considered including similar discussions in your MD&A disclosures.

Overview, page 27

2.   Please tell us what consideration you gave to expanding your "Overview" to identify the quantitative factors (other than contract renewal rates) that your company's executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. In this regard, we refer to your 2009 fourth quarter earnings conference call and note your discussion of employment growth in the sectors of the economy that traditionally use office space, the number of new subscribers, the increase (or decrease) in your average contract value and quarterly net sales growth.

Application of Critical Accounting Policies and Estimates, page 29

3.   We note your disclosures on page 19 where you indicate that the fair value of your auction rate securities are based on several assumptions and estimates such as discounted cash flow model, interest rates, credit spreads, liquidity risk premiums and expected holding periods. Similarly, we note from your disclosures in Note 15 that the determination of fair value for your stock based compensation incorporates various assumptions into your option pricing model along with the estimation of expected forfeitures. Please explain further why you do not consider the accounting for your investment portfolio valuation and stock-based compensation plans to be critical accounting policies. We refer you to SEC Release No. 34-45149, 34-48960 and FR-60 for guidance.

Valuation of Long-Lived and Intangible Assets and Goodwill, page 30

4.   On page 30 you indicate that a 50% decrease in the fair value of your International reporting unit as of December 31, 2009 would have no impact on the carrying value of goodwill. Please tell us why you have not made similar assertions for your U.S. reporting unit. In this regard, tell us whether you have also determined that the estimated fair value substantially exceeds the carrying value for the U.S. reporting unit and if so, please disclose this determination in future filings. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit; and

- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

   We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350

Liquidity and Capital Resources, page 36

5.   We note that your accounts receivable and accounts payable and other liabilities that have materially changed over the periods presented, however, the reasons for these changes are not clear from your disclosures. Please provide us with an explanation of these material changes including the underlying drivers of the changes during each period presented. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Note 4. Investments, page F-16

6.   We note you determined the losses on your investment securities to be temporary as the contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. With regards to your auction rate securities portfolio, please tell us whether the present value of the cash flows you expect to collect is more or less than the cost basis for these securities and describe the assumptions used in your analysis. To the extent that the expected cash flows are less than the amortized cost then explain further how you determined that no credit losses exist in this portfolio. We refer you to ASC 320-10-35-33C to 33I.

Note 9. Income Taxes, page F-22

7.   We note that you have established a valuation allowance of $3.0 million for each of the years ended December 31, 2008 and 2009 for certain deferred tax assets due to the "uncertainty of realization." Please tell us to which deferred tax assets the valuation relates. Also clarify that you have determined it is more likely than not (a likelihood of more than 50%) that some portion of such deferred tax assets will not be realized as per the guidance in ASC 740-10-30-5(e). If true, then please revise to indicate as such in future filings. Also, please describe, in reasonable detail, the nature of the positive and negative evidence that you considered in assessing the likelihood of realizing the deferred tax assets, including how it was weighted, and tell us how you considered disclosing this information to clarify, if true, why you believe that it is more likely than not that not all of your deferred tax assets will be realizable. We refer you to ASC 740-10-30-16 through 30-25.

Part III (Incorporated by reference to definitive proxy statement filed April 30, 2010)

Certain Relationships and Related Transactions, page 55

8.   You state that in determining whether to approve an "Interested Transaction," your Audit Committee will take into account, among other factors, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances. You also state that in accordance with the above-described procedures, your Audit Committee reviewed and approved each engagement with ghSMART. Please tell us the basis for your Audit Committee's conclusion that the transactions with ghSMART were on terms that were no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Housel, Staff Attorney, at (202)-551-3105 or David Orlic, Staff Attorney, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief